UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405


April 22, 2005

via U.S. mail
via facsimile

Mr. Kam Shah
Jeffrey C. Robbins, Esq.
Chief Executive Officer
Messerli & Kramer P. A.
Bontan Corporation Inc.

47 Avenue Road, Suite 200

Toronto, ON, M5R 2G3 Canada


RE:		Bontan Corporation Inc.
		Form F-3 filed on March 23, 2005
		File No. 333-123533
		Form 20-F for the year ended March 31, 2004
		File No. 0-30314

Dear Mr. Shah:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Form F-3

Information about the Offering, Item 4

Selling Shareholders, page 10


1. Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of the selling shareholders. See Exchange Act Rule 13d-3; Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

2. Is any selling shareholder a registered broker-dealer or affiliate of a registered broker-dealer? If so, please confirm to us on a supplemental basis that the security holder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the security holder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify the reselling security holder as an underwriter. We may have additional comments.

Form 20-F for fiscal year ended March 31, 2004

   Controls and Procedures, Item 15

A. Evaluation of Disclosure Controls and Procedures

3. Item 307 of Regulation S-K requires the effectiveness of issuers` disclosure controls and procedures (as defined in 240.13a-15(e) or 240.15d-15(e)) to be evaluated as of the end of the period covered by the report. Ensure that your evaluation of the effectiveness of disclosure controls and procedures was conducted as of the end of the period covered by the report and revise this section to reflect such date of evaluation.

4. You cite to the incorrect rule for the definition of "disclosure controls and procedures." Revise to reflect the correct rule. See Rules 13a-15(e) and 15d-15(e) for additional guidance.

5. You state that the Company`s "Chief Executive Officer concluded that, as of the Evaluation Date, the Company`s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or the Company`s consolidated subsidiaries) required to be included in the Company`s periodic SEC filing." Please revise to clarify, if true, that the Chief Executive
Officer concluded that the Company`s disclosure controls and procedures are also effective to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms, and that the information is accumulated and communicated to the issuer`s management to allow timely decisions regarding required disclosures.

B. Changes in Internal Controls

6. This section indicates that "[t]here were no significant changes in the Company`s internal controls or, to the Company`s knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation." Revise to comply with
Item 308(c) of Regulation S-K. Disclose whether there have been "any changes," as opposed to "significant changes." Consult the last paragraph of section II.F.3 found in Release No. 33-8238 for additional guidance. Further, revise this section to address change(s) that "materially affect, or is reasonably likely to materially affect," rather than "significantly affect" the Company`s internal control over financial reporting.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct questions relating to disclosure issues to Carmen
Moncada-Terry at (202) 824-1908 or, in her absence, to the
undersigned
at (202) 942-1870.   Direct any correspondence to us at the
following
ZIP Code: 20549-0405.

      Sincerely,



									H. Roger Schwall
									Assistant Director

cc:	Carmen Moncada-Terry






Bontan Corporation Inc.
April 22, 2005
Page 2